OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...14.5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 10 )*

LADENBURG THALMANN FINANCIAL SERVICES INC.
(Name of Issuer)
Common Stock, par value $.0001 per share
(Title of Class of Securities)
50575Q 10 2
(CUSIP Number)
J. Bryant Kirkland III
New Valley LLC
100 S.E. Second Street, 32nd Floor
Miami, FL 33131
(305) 579-8000
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
June 29, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	50575Q 10 2	Page	2	of	6

1	NAMES OF REPORTING PERSONS: New Valley LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delware

	7	SOLE VOTING POWER:

NUMBER OF		13,888,889 Shares

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		13,888,889 Shares

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

13,888,889 Shares

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

8.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

OO

2

CUSIP No.	50575Q 10 2	Page	3	of	6

1	NAMES OF REPORTING PERSONS: Vector Group Ltd.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS):
(a) ☐
(b) ☑

3	SEC USE ONLY:

4	SOURCE OF FUNDS (SEE INSTRUCTIONS):

N/A

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION:

Delaware

	7	SOLE VOTING POWER:

NUMBER OF		-0-

SHARES	8	SHARED VOTING POWER:
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER:
REPORTING
PERSON		-0-

WITH	10	SHARED DISPOSITIVE POWER:

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

-0-

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

CO; HC

3

CUSIP No.	50575Q 10 2	Page	4	of	6
     This Amendment No. 10 amends the statement on Schedule 13D originally filed by New Valley LLC (“New Valley”), with the Securities and Exchange Commission on February 8, 2001 (as amended, the “Schedule 13D”), with respect to the Common Stock, par value $.0001 per share (the “Common Stock”), of Ladenburg Thalmann Financial Services Inc., a Florida corporation (the “Company”). New Valley is wholly-owned by Vector Group Ltd. Other than as set forth herein, there has been no material change in the information set forth in the Schedule 13D. All capitalized terms not otherwise defined herein shall have the meanings ascribed thereto in the Schedule 13D.
Item 4. Purpose of Transactions.
     Item 4 of the Schedule 13D is hereby amended to add the following:
     On July 2, 2007, the Company announced it had closed the Exchange Agreement with New Valley. A copy of the Company’s press release announcing the closing is incorporated by reference in Exhibit Y. At the closing, New Valley’s outstanding promissory notes due March 31, 2007 in the principal amount of $5,000,000 were exchanged for 2,777,778 shares of Common Stock of the Company. Accrued interest on the promissory notes of approximately $1,730,000 was paid in cash at the closing.
Item 5. Interest in Securities of the Issuer.
     Items 5(a), 5(b), 5(c) and 5(d) of the Schedule 13D are hereby amended to read as follows:
     (a) As of the date hereof, New Valley beneficially owns 13,888,889 shares of Common Stock of the Company, which constitutes approximately 8.7% of the Company’s outstanding shares of common stock (as reported in the Company’s definitive proxy statement filed with the SEC on May 24, 2007 increased by the 2,777,778 shares issued to New Valley).
     (b) As of the date hereof, with respect to the 13,888,889 shares of Common Stock held by New Valley, New Valley exercises both sole voting power and sole dispositive power.
          Under the definition of “beneficial ownership” in Rule 13d-3 promulgated under the Act, each of the Reporting Persons may be deemed to beneficially own the Common Stock of the Company held by New Valley since New Valley is wholly owned by VGR. The filing of this Schedule and the disclosure of this information shall not be construed as an admission that any of the Reporting Persons other than New Valley is the beneficial owner of any of the Common Stock of the Company held by New Valley either for purposes of Section 13(d) of the Act or for any other purpose, and such beneficial ownership is expressly disclaimed. Under the definition of “beneficial ownership,” it is also possible that managers of New Valley, in their capacities as such, might be deemed to be beneficial owners of the Common Stock of the Company held by New Valley and share the voting and dispositive powers with regard to these securities.
     (c) None of the Reporting Persons, and to the knowledge of the Reporting Persons, none of their respective directors, managers and executive officers, has effected any other transactions in the Common Stock of the Company in the past 60 days.
     (d) No other person has the right or power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock owned by the Reporting Persons or, to the knowledge of the Reporting Persons, by their respective directors, managers and executive officers.

CUSIP No.	50575Q 10 2	Page	5	of	6
Item 7. Material to be Filed as Exhibits.
     Item 7 of the Schedule 13D is hereby amended to add the following exhibits:

Exhibit Y:	Press Release of the Company dated July 2, 2007 (incorporated by reference to Exhibit 99.1 in the Company’s Current Report on Form 8-K dated June 29, 2007).

CUSIP No.	50575Q 10 2	Page	6	of	6
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated: July 3, 2007

NEW VALLEY LLC
By:	/s/ J. Bryant Kirkland III
	Name:	J. Bryant Kirkland III
	Title:	Vice President, Chief Financial Officer and Treasurer

VECTOR GROUP LTD.
By:	/s/ J. Bryant Kirkland III
	Name:	J. Bryant Kirkland III
	Title:	Vice President, Chief Financial Officer and Treasurer